Exhibit 99.2

November 7, 2017
Update
on the
company

All of the information herein has been prepared by the Company solely for use in this presentation. The information contained in this presentation has not been independently verified.
No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. The information contained in this presentation should be considered in the context of the circumstances prevailing at that time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation. The Company may alter, modify or otherwise change in any manner the content of this presentation, without obligation to notify any person of such revision or changes.
All trademarks, service marks and trade names appearing in this presentation are, to the Company’s knowledge, the property of their respective owners. The Company does not intend its use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.
Special Note Regarding Forward-Looking Statements
This presentation contains statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, Adjusted EBITDA forecasts, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,”
“will,” “would,” “could” or “should,” the negative of these terms or similar expressions. While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets; possible changes in current and proposed legislation, regulations and governmental policies; the dependency of our business on our ability to innovate, pressures from increasing competition and consolidation in our industry, our advertiser concentration, our ability to maintain and increase brand awareness, reliance on search engines and technology, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements.
Many of these risks are outside of our control and could cause our actual results to differ materially from those we thought would occur. The forward-looking statements included in this presentation are made only as of the date hereof. We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.
Disclaimer

Choice
>1.8mm
hotels1
Booking sites2
Individual hotels
Find the ideal hotel
for the trip
Find online availability from
a variety of advertisers
Broad range of prices
Availability Price
$
$
$
$
1. Approximate figure is as of November 7, 2017, including vacation rentals & alternative accommodations 2. Booking sites include global and local online travel agencies, hotel chains, tour operators and wholesale aggregators trivago value proposition

Advertiser Relations2
Technology Talent Finance/Legal
Hotel Search
>400
Booking
sites 4
>1.8 mm
Hotels5
>500
new
TV spots
tested
>740mm
SEM3 bids
40.5mm
app
downloads
to date
Enablers
Marketing1
CPC
Marketplace
1 Global
Product
$
1. Approximate figures for FY 2016 2. Approximate figures as of November 7, 2017 3. SEM: Search Engine Marketing 4. Including over 230 Hotel Chains 5. Including vacation rentals & alternative accommodations
The trivago system

Aided brand awareness¹ Referral Revenue
FY 2016 by Traffic Type
> 75%
50- 75%
25-50%
Below 25%
Present but not covered in survey
Not present Branded
SEO2
DEA2
SEM2
tripadvisor
Booking.com
Expedia
Search interest³
Source: TNS Omnibus, Research Now, Google Trends, Internal data 1. trivago aided brand awareness study, as of August 2016, based on internal data 2. DEA: Display, Email, Affiliate Advertising; SEO: Search Engine Optimization; SEM: Search Engine Marketing
3. Searches for each brand on Google Trends in the Global Hotel and Accommodation category (FY 2005-2016)
Italy
93%
Australia
81%
USA
69%
Spain
91%
Germany
86%
United Kingdom
84%
France
82%
We are at the top of the funnel for the hotel
vertical with our strong consumer brand

2005-2009
>29
Booking sites
>69
Booking sites
>400
Booking sites
2010-2013 2014-Present
We continuously increased the number
of advertisers

CPA model
Cost-per-aquisition model for the platform
Cost-per-click as invoicing method for the platform
Country specific CPCs allow for regional competition and accommodate performance differences
Gradual automation of the relevance assessment, offering greater transparency to the advertisers
Broaden the selection of deals displayed, now always including the lowest price offer from our advertisers
Item level CPC bidding accommodates bidding at hotel level across the inventory. This leads to an approximation of booking conversion and user experience in the sorting algorithm
Introduction of flexible access for advertisers through the implementation of the relevance assessment at the end of 2016 as an additional factor in our algorithm, emphasizing superior user experience and satisfaction in the sorting algorithm
CPC model
Country CPC
Item level
marketplace
Relevance
assessment
Increase number
of pricing options
Relevance
assessment 2.0
2008
2015
2016
2017
Development of trivago marketplace

USD My trivago
Ota
Search
Pricing alternatives
Rich content
Filters Menu
Mobile Desktop
Search details
Price
comparison
Ratings
and reviews
We address user needs with a global
unified product

Revenue potential by properties Value proposition of alternative accommodation
# Units
Revenue per unit
Popularity of travel date
Popularity of destination
low
high
Large
Hotels Small
Hotels
B&B
Vacation
rental
Private
Apartments
Alternative accommodation is accretive to
our offering

trivago